VIA EDGAR AND E-MAIL

June 3, 2024

Division of Corporation Finance

Office of Energy & Transportation
Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Brookfield Infrastructure Corporation

Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-3

File Nos. 333-278738, 333-278738-01

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. hereby respectfully request that the effectiveness of the above referenced registration statement on Form F-3 (File Nos. 333-278738 and 333-278738-01) be accelerated by the Commission so that it may become effective at 4:30 P.M. Eastern Time on Wednesday, June 5, 2024.

If the Staff of the Commission has any questions, please contact Christopher Bornhorst, Esq. of Torys LLP at (212) 880-6047 or cbornhorst@torys.com.

Sincerely,

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ David Krant
Name: David Krant
Title: Chief Financial Officer

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary